Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-219206
GS Finance Corp. $1,108,000 Callable Contingent Coupon Underlier-Linked Notes due 2021 guaranteed by The Goldman Sachs Group, Inc.
The notes do not pay a fixed coupon and may pay no coupon on a payment date. The amount that you will be paid on your notes is based on the performances of the EURO STOXX 50® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF. The notes will mature on October 26, 2021, unless we redeem them.
The return on your notes is linked, in part, to the performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF (ETF), and not to that of the S&P Oil & Gas Exploration & Production Select Industry Index (underlying index), on which the ETF is based. The ETF follows a strategy of "representative sampling", which means an ETF’s holdings are not the same as those of the underlying index. The performance of any ETF may significantly diverge from that of the underlying index.
We may redeem your notes at 100% of their face amount plus any coupon then due on any coupon payment date (the 26th day of each January, April, July and October, commencing in January 2019 and ending on the stated maturity date) on or after the coupon payment date in April 2019 up to the coupon payment date in July 2021.
If we do not redeem your notes, on each coupon observation date (the fifth scheduled trading day for all underliers prior to each coupon payment date), if the closing level of each underlier is greater than or equal to 60% of its initial level (the initial levels are 3,210.82 with respect to the EURO STOXX 50® Index and $40.00 with respect to the SPDR® S&P® Oil & Gas Exploration & Production ETF), you will receive on the applicable coupon payment date a coupon of $19.375 for each $1,000 face amount of your notes. If the closing level of any underlier on a coupon observation date is less than 60% of its initial level, you will not receive a coupon on the applicable coupon payment date.
If we do not redeem your notes, the amount that you will be paid on your notes at maturity, in addition to the final coupon, if any, is based on the performance of the lesser performing underlier (the underlier with the lowest underlier return). The underlier return for each underlier is the percentage increase or decrease in the final level (the closing level of the underlier on the determination date, which is October 19, 2021) from its initial level.
At maturity, for each $1,000 face amount of your notes you will receive an amount in cash equal to:
•
if the underlier return of each underlier is greater than or equal to -40% (the final level of each underlier is greater than or equal to 60% of its initial level), $1,000 plus the final coupon of $19.375; or

•
if the underlier return of any underlier is less than -40% (the final level of any underlier is less than 60% of its initial level), the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing underlier return times (b) $1,000. You will receive less than 60% of the face amount of your notes and you will not receive a final coupon.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-11.
The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $956 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	October 26, 2018	Original issue price:	100% of the face amount
Underwriting discount:	2.25% of the face amount[1]	Net proceeds to the issuer:	97.75% of the face amount
1In addition to the 2.25%, the underwriting discount paid by us also includes a structuring fee of 0.38% and a marketing fee of 0.25%, in each case, of the face amount. See “Summary Information — Key Terms — Supplemental plan of distribution; conflicts of interest” on page PS-5.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 4,471 dated October 19, 2018.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC, or any other affiliate of GS Finance Corp., may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $956 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $17.5 per $1,000 face amount).
Prior to April 26, 2019, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through April 25, 2019). On and after April 26, 2019, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●    General terms supplement no. 1,734 dated July 10, 2017
●    Prospectus supplement dated July 10, 2017
●    Prospectus dated July 10, 2017
The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 10, 2017, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated July 10, 2017, for Medium-Term Notes, Series E, and references to the “accompanying general terms supplement no. 1,734” mean the accompanying general terms supplement no. 1,734, dated July 10, 2017, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.
This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-16 of the accompanying general terms supplement no. 1,734. Please note that certain features described in the accompanying general terms supplement no. 1,734 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement no. 1,734.

Key Terms

Issuer:  GS Finance Corp.
Guarantor: The Goldman Sachs Group, Inc.
Underliers:  the EURO STOXX 50® Index (Bloomberg symbol, “SX5E Index”), as sponsored and maintained by STOXX Limited, and the SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg symbol, “XOP UP”); see “The Underliers” on page PS-19
Underlying index:  the S&P Oil & Gas Exploration & Production Select Industry Index, as published by S&P Dow Jones Indices LLC
Specified currency:  U.S. dollars (“$”)
Face amount:  each note will have a face amount equal to $1,000; $1,108,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement
Denominations:  $1,000 and integral multiples of $1,000 in excess thereof
Purchase at amount other than face amount: the amount we will pay you for your notes on the stated maturity date or upon any early redemption of your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date or date of early redemption, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-13 of this pricing supplement
Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as an income-bearing pre-paid derivative contract in respect of the underliers, as described under “Supplemental Discussion of Federal Income Tax Consequences” herein.  Pursuant to this approach, it is the opinion of Sidley Austin llp that it is likely that any coupon payment will be taxed as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes.  If you are a United States alien holder of the notes, we intend to withhold on coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty.  In addition, upon the sale, exchange, redemption or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time (excluding amounts attributable to any coupon payment) and your tax basis in your notes.
Cash settlement amount:  subject to our redemption right, for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:
•	if the underlier return of each underlier is greater than or equal to -40%, $1,000 plus the final coupon; or
•	if the underlier return of any underlier is less than -40%, the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing underlier return times (b) $1,000.
Early redemption right:  we have the right to redeem your notes, in whole but not in part, at a price equal to 100% of the face amount plus any coupon then due, on each coupon payment date commencing in April 2019 and ending in July 2021, subject to at least five business days’ prior notice
Lesser performing underlier return:  the underlier return of the lesser performing underlier
Lesser performing underlier:  the underlier with the lowest underlier return
Underlier return:  with respect to each underlier on the determination date, the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Coupon:  subject to our redemption right, on each coupon payment date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:
•	if the closing level of each underlier on the related coupon observation date is greater than or equal to 60% of its initial underlier level, $19.375; or
•	if the closing level of any underlier on the related coupon observation date is less than 60% of its initial underlier level, $0
Initial underlier level:  3,210.82 with respect to the EURO STOXX 50® Index and $40.00 with respect to the SPDR® S&P® Oil & Gas Exploration & Production ETF
Final underlier level: with respect to each underlier, the closing level of such underlier on the determination date, subject to anti-dilution adjustments (with respect to the SPDR® S&P® Oil & Gas Exploration & Production ETF only) as described under “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange-Traded Funds” on page S-28 of the accompanying general terms supplement no. 1,734, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-23 of the accompanying general terms supplement no. 1,734 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-27 of the accompanying general terms supplement no. 1,734
Closing level:  with respect to each underlier, as further described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-31 of the accompanying general terms supplement no. 1,734, subject to anti-dilution adjustments (with respect to the SPDR® S&P® Oil & Gas Exploration & Production ETF only) as described under “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange-Traded Funds” on page S-28 of the accompanying general terms supplement no. 1,734
Defeasance: not applicable
No listing: the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system
Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-30 of the accompanying general terms supplement no. 1,734
Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-31 of the accompanying general terms supplement no. 1,734

Trade date:  October 19, 2018
Original issue date (settlement date): October 26, 2018
Stated maturity date:  October 26, 2021, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-16 of the accompanying general terms supplement no. 1,734
Determination date:  the last coupon observation date, October 19, 2021, subject to adjustment as described under “Supplemental Terms of the Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-17 of the accompanying general terms supplement no. 1,734
Coupon observation dates:  the fifth scheduled trading day for all underliers prior to each coupon payment date, subject to adjustment as described under “Supplemental Terms of the Notes — Coupon Payments— Coupon Observation Dates” on page S-25 of the accompanying general terms supplement no. 1,734 (for purposes of postponement as described in such section, each coupon payment date will be treated as if it were ten scheduled business days following the applicable coupon observation date). For the avoidance of doubt, if a coupon payment date is postponed due to a non-business day as provided under “Coupon payment dates” below, such postponement of a coupon payment date will not postpone the related coupon observation date.
Coupon payment dates:  the 26th day of each January, April, July and October, commencing in January 2019 and ending on the stated maturity date, subject to adjustment as described under “Supplemental Terms of the Notes — Coupon Payments — Coupon Payment Dates” on page S-25 of the accompanying general terms supplement no. 1,734 (for purposes of postponement as described in such section, each coupon payment date will be treated as if it were ten scheduled business days following the applicable coupon observation date)
Regular record dates:  the scheduled business day immediately preceding the day on which payment is to be made (as such payment date may be adjusted)
Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-94 of the accompanying general terms supplement no. 1,734
ERISA: as described under “Employee Retirement Income Security Act” on page S-95 of the accompanying general terms supplement no. 1,734
Supplemental plan of distribution; conflicts of interest: as described under “Supplemental Plan of Distribution” on page S-96 of the accompanying general terms supplement no. 1,734 and “Plan of Distribution — Conflicts of Interest” on page 98 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.
GS Finance Corp. has agreed to sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. has agreed to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 2% of the face amount. In addition to the concession, any such securities dealer will receive from us a structuring fee of 0.38% of the face amount of each such note.
GS&Co. has engaged Incapital LLC to provide certain marketing services from time to time relating to notes of this series. Incapital LLC will receive a fee of 0.25% of the face amount of each note offered hereby from us in connection with such service.
GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We will deliver the notes against payment therefor in New York, New York on October 26, 2018. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.
We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  GS&Co.
CUSIP no.: 40056EA99
ISIN no.:  US40056EA998
FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES
The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate (i) the impact that various hypothetical closing levels of the underliers on a coupon observation date could have on the coupon payable on the related coupon payment date and (ii) the impact that the various hypothetical closing levels of the lesser performing underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.
The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the underlier level of any underlier will be on any day throughout the life of your notes, what the closing level of any underlier will be on any coupon observation date and what the final underlier level of the lesser performing underlier will be on the determination date. The underliers have been highly volatile in the past — meaning that the underlier levels have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.
The information in the following examples reflects the hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date or date of early redemption.  If you sell your notes in a secondary market prior to the stated maturity date or date of early redemption, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement.  The information in the examples also reflect the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Initial underlier level of the EURO STOXX 50® Index	3,210.82
Initial underlier level of SPDR® S&P® Oil & Gas Exploration & Production ETF	$40.00
Coupon	$19.375
Neither a market disruption event nor a non-trading day occurs on the originally scheduled coupon observation date or the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the applicable underlier sponsor calculates any underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date or date of early redemption
For these reasons, the actual performance of the underliers over the life of your notes, the actual underlier levels on any coupon observation date, as well as the coupon payable, if any, on each coupon payment date, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the underlier levels during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” on page PS-25. Before investing in the notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

Hypothetical Coupon Payments
The examples below show hypothetical performances of each underlier as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the closing level of each underlier on the applicable coupon observation date were the hypothetical closing levels shown and 60% of the initial underlier level of the EURO STOXX 50® Index is 1,926.492 and 60% of the initial underlier level of the SPDR® S&P® Oil & Gas Exploration & Production ETF is $24.00.
Scenario 1
Hypothetical Coupon Observation Date	Hypothetical Closing Level of the EURO STOXX 50® Index	Hypothetical Closing Level of SPDR® S&P® Oil & Gas Exploration & Production ETF	Hypothetical Coupon
First	3,500	$18	$0
Second	3,000	$35	$19.375
Third	2,000	$18	$0
Fourth	2,100	$47	$19.375
Fifth	1,900	$16	$0
Sixth	1,800	$45	$0
Seventh	1,700	$18	$0
Eighth	1,600	$25	$0
Ninth	1,650	$26	$0
Tenth	1,700	$24	$0
Eleventh	2,050	$18	$0
Twelfth	1,900	$19	$0
		Total Hypothetical Coupons	$38.75
In Scenario 1, the hypothetical closing level of each underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because the hypothetical closing level of each underlier on the second and fourth hypothetical coupon observation dates is greater than or equal to 60% of its initial underlier level, the total of the hypothetical coupons in Scenario 1 is $38.75.  Because the hypothetical closing level of at least one underlier on all other hypothetical coupon observation dates is less than 60% of its initial underlier level, no further coupons will be paid, including at maturity.
Scenario 2
Hypothetical Coupon Observation Date	Hypothetical Closing Level of the EURO STOXX 50® Index	Hypothetical Closing Level of SPDR® S&P® Oil & Gas Exploration & Production ETF	Hypothetical Coupon
First	1,500	$18	$0
Second	1,550	$18	$0
Third	1,525	$16	$0
Fourth	1,800	$47	$0
Fifth	1,500	$18	$0
Sixth	3,450	$17	$0
Seventh	1,600	$17	$0
Eighth	1,550	$16	$0
Ninth	1,600	$19	$0
Tenth	1,550	$42	$0
Eleventh	1,500	$18	$0
Twelfth	1,550	$17	$0
		Total Hypothetical Coupons	$0
In Scenario 2, the hypothetical closing level of each underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because in each case the hypothetical closing level of at least one of the underliers on the related coupon observation date is less than 60% of its initial underlier level, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero.  Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

Scenario 3
Hypothetical Coupon Observation Date	Hypothetical Closing Level of the EURO STOXX 50® Index	Hypothetical Closing Level of SPDR® S&P® Oil & Gas Exploration & Production ETF	Hypothetical Coupon
First	1,500	$18	$0
Second	3,400	$50	$19.375
		Total Hypothetical Coupons	$19.375

In Scenario 3, the hypothetical closing level of each underlier is less than 60% during the first hypothetical coupon observation date, but increases to a level that is greater than 60% of its initial underlier level on the second hypothetical coupon observation date.  Further, we also exercise our early redemption right with respect to the second hypothetical coupon payment date (which is also the first hypothetical date with respect to which we could exercise such right). Therefore, on the second coupon payment date (the redemption date), in addition to the hypothetical coupon of $19.375, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.
Hypothetical Payment at Maturity
If the notes are not redeemed, the cash settlement amount we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the lesser performing underlier on the determination date, as shown in the table below.  The table below assumes that the notes have not been redeemed, does not include the final coupon, if any, and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. If the final underlier level of the lesser performing underlier (as a percentage of the initial underlier level) is less than 60%, you will not be paid a final coupon at maturity.
The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier) and the assumptions noted above.
The Notes Have Not Been Redeemed

Hypothetical Final Underlier Level of the Lesser Performing Underlier	Hypothetical Cash Settlement Amount at Maturity if the Notes Have Not Been Redeemed
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
90.000%	100.000%*
80.000%	100.000%*
60.000%	100.000%*
59.999%	59.999%
50.000%	50.000%
40.000%	40.000%
35.000%	35.000%
25.000%	25.000%
10.000%	10.000%
0.000%	0.000%
*Does not include the final coupon

If, for example, the notes have not been redeemed and the final underlier level of the lesser performing underlier were determined to be 25.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the notes have not been redeemed and the final underlier level of the lesser performing underlier were determined to be 175.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over the initial underlier level.
The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-3 of the accompanying general terms supplement no. 1,734.
Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual closing levels of the underliers on any day, the final underlier levels of the underliers or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing levels of the underliers and the market value of your notes at any time prior to the stated maturity date. The actual coupon payment, if any, that a holder of the notes will receive on each coupon payment date, the actual amount that you will receive at maturity, if any, and the rate of return on the offered notes will depend on whether or not the notes are redeemed and on the actual closing levels of the underliers and the actual final underlier levels determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the coupon to be paid in respect of your notes, if any, and the cash amount to be paid in respect of your notes on the stated maturity date, if any, may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 1,734. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 1,734. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., with respect to an underlier to which your notes are linked, the stocks comprising such underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”.  Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.
In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-3 of the accompanying general terms supplement no. 1,734.
The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.
In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).
Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.
There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes.  See “— Your Notes May Not Have an Active Trading Market” below.
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
Although the coupons (if any) and return on the notes will be based on the performance of each underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer – Guarantee by The Goldman Sachs Group, Inc.” on page 42 of the accompanying prospectus.
You May Lose Your Entire Investment in the Notes
You can lose your entire investment in the notes. Subject to our redemption right, the cash settlement amount on your notes, if any, on the stated maturity date will be based on the performance of the lesser performing of the EURO STOXX 50® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF as measured from their initial underlier levels to their closing levels on the determination date. If the final underlier level of the lesser performing underlier for your notes is less than 60% of its initial underlier level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the lesser performing underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.
Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
You May Not Receive a Coupon on Any Coupon Payment Date
If the closing level of any underlier on the related coupon observation date is less than 60% of its initial underlier level, you will not receive a coupon payment on the applicable coupon payment date. If this occurs on every coupon observation date, the overall return you earn on your notes will be less than zero and such return will be less than you would have earned by investing in a note that bears interest at the prevailing market rate.
On any coupon payment date, although you will receive a coupon if the closing level of each underlier on the related coupon observation date is greater than or equal to 60% of its initial underlier level, the coupon paid on the corresponding coupon payment date will be equal to $19.375.  You should be aware that, with respect to any prior coupon observation dates that did not result in the payment of a coupon, you will not be compensated for any opportunity cost implied by inflation and other factors relating to the time value of money.  Further, there is no guarantee that you will receive any coupon payment with respect to the notes at any time and you may lose your entire investment in the notes.

We Are Able to Redeem Your Notes at Our Option
On each coupon payment date commencing in April 2019 and ending in July 2021, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity and we may or may not exercise this option for any reason. Because of this redemption option, the term of your notes could be anywhere between six months and three years.
The Coupon Does Not Reflect the Actual Performance of the Underliers from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date
The coupon for each quarterly coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference of the closing levels of the underliers between the trade date and any coupon observation date or between two coupon observation dates. Accordingly, the coupons, if any, on the notes may be less than the return you could earn on another instrument linked to the underliers that pay coupons based on the performance of the underliers from the trade date to any coupon observation date or from coupon observation date to coupon observation date.
The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier
If the notes are not redeemed by us, the cash settlement amount will be based on the lesser performing underlier without regard to the performance of the other underlier. As a result, you could lose all or some of your initial investment if the lesser performing underlier return is negative, even if there is an increase in the level of the other underlier. This could be the case even if the other underlier increased by an amount greater than the decrease in the lesser performing underlier.
The Return on Your Notes May Change Significantly Despite Only a Small Change in the Final Underlier Level of the Lesser Performing Underlier
If the final underlier level of the lesser performing underlier is less than 60% of its initial underlier level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 40% drop between the initial underlier level of the lesser performing underlier and its final underlier level will not result in a loss of principal on the notes, a decrease in the final underlier level of the lesser performing underlier to less than 60% of its initial underlier level will result in a loss of a significant portion of your investment in the notes despite only a small change in the final underlier level of the lesser performing underlier.
Your Notes May Not Have an Active Trading Market
Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected
The cash settlement amount you will be paid for your notes on the stated maturity date or the amount we will pay you upon any early redemption of your notes will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date or date of early redemption will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date or date of early redemption, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

If the Levels of the Underliers Change, the Market Value of Your Notes May Not Change in the Same Manner
The price of your notes may move differently than the performance of the underliers. Changes in the levels of the underliers may not result in a comparable change in the market value of your notes. Even if the closing level of each underlier is greater than or equal to 60% of its initial underlier level during some portion of the life of the notes, the market value of your notes may not reflect this. We discuss some of the reasons for this disparity under “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-3 of the accompanying general terms supplement no. 1,734.
The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underliers or the Underlier Stocks, as Applicable
The index sponsor of the EURO STOXX 50® Index calculates the value of the EURO STOXX 50® Index by reference to the prices of its underlier stocks, without taking account of the value of dividends paid on those stocks. Therefore, the return on your notes will not reflect the return you would realize if you actually owned the underlier stocks and received the dividends paid on those stocks. In addition, the return on your notes will not reflect the return you would realize if you actually owned the SPDR® S&P® Oil & Gas Exploration & Production ETF and received the dividends paid on the shares of such ETF. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or on the SPDR® S&P® Oil & Gas Exploration & Production ETF. See “— You Have No Shareholder Rights or Rights to Receive Any Shares of Any Underlier or Any Underlier Stocks” below for additional information.
You Have No Shareholder Rights or Rights to Receive Any Shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF or Any Underlier Stocks
Investing in your notes will not make you a holder of any shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the SPDR® S&P® Oil & Gas Exploration & Production ETF or its underlier stocks, including any voting rights, any right to receive dividends or other distributions, any right to make a claim against such underlier or its underlier stocks or any other rights of a holder of any shares of such underlier or its underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF or any underlier stocks.
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.
The Policies of the Investment Advisor of the SPDR® S&P® Oil & Gas Exploration & Production ETF, SSGA Funds Management, Inc., and S&P, the Sponsor of the S&P Oil & Gas Exploration & Production Select Industry Index, Could Affect the Amount Payable on Your Notes and Their Market Value
The investment advisor of the SPDR® S&P® Oil & Gas Exploration & Production ETF, SSGA Funds Management, Inc. (“SSGA”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the SPDR® S&P® Oil & Gas Exploration & Production ETF, additions, deletions or substitutions of securities in the SPDR® S&P® Oil & Gas Exploration & Production ETF and the manner in which changes affecting the underlying index for the SPDR® S&P® Oil & Gas Exploration & Production ETF are reflected in that underlier that could affect the market price of the shares of that underlier and, therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor of the SPDR® S&P® Oil & Gas Exploration & Production ETF changes these policies, for example, by changing the manner in which it calculates the net asset value of such underlier, or if the investment advisor discontinues or suspends calculation or publication of the net asset value of such underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be GS&Co. — may determine the closing level of the affected underlier on a coupon determination date or the determination date — and thus the amount payable on a coupon payment date or the stated maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing levels of the underliers on a coupon observation date or the determination date, as applicable, and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-27 of the accompanying general terms supplement no. 1,734.
In addition, S&P owns the S&P Oil & Gas Exploration & Production Select Industry Index, and is responsible for the design and maintenance of the underlying index. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF and, therefore, the amount payable on your notes and their market value.
The SPDR® S&P® Oil & Gas Exploration & Production ETF is Concentrated in Oil & Gas Companies and Does Not Provide Diversified Exposure
The SPDR® S&P® Oil & Gas Exploration & Production ETF is not diversified. The SPDR® S&P® Oil & Gas Exploration & Production ETF’s assets will be concentrated in oil and gas companies, which means the SPDR® S&P® Oil & Gas Exploration & Production ETF is more likely to be more adversely affected by any negative performance of oil and gas companies than an underlier that has more diversified holdings across a number of sectors. Oil and gas companies develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF. For example, the SPDR® S&P® Oil & Gas Exploration & Production ETF suffered a significant negative performance for each of the years 2014 and 2015 primarily due to negative developments in the oil & gas sector, while the broader S&P® 500 index achieved a positive return for each of the same periods. In addition, oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. Companies in the oil & gas sector may also be at risk for environmental damage claims.
There Are Risks Associated with the SPDR® S&P® Oil & Gas Exploration & Production ETF
Although the SPDR® S&P® Oil & Gas Exploration & Production ETF’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF or that there will be liquidity in the trading market.
In addition, the SPDR® S&P® Oil & Gas Exploration & Production ETF is subject to management risk, which is the risk that the ETF investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the SPDR® S&P® Oil & Gas Exploration & Production ETF investment advisor may select up to 20% of the SPDR® S&P® Oil & Gas Exploration & Production ETF’s assets to be invested in shares of equity securities that are not included in the underlying index.  The SPDR® S&P® Oil & Gas Exploration & Production ETF is also not actively managed and may be affected by a general decline in market segments relating to the underlying index.  The SPDR® S&P® Oil & Gas Exploration & Production ETF investment advisor invests in securities included in, or representative of, the underlying index regardless of their investment merits.  The SPDR® S&P® Oil & Gas Exploration & Production ETF investment advisor does not attempt to take defensive positions in declining markets.

In addition, the SPDR® S&P® Oil & Gas Exploration & Production ETF is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.
Further, under continuous listing standards adopted by the NYSE Arca, the SPDR® S&P® Oil & Gas Exploration & Production ETF will be required to confirm on an ongoing basis that the components of its underlying index satisfy the applicable listing requirements.  In the event that its underlying index does not comply with the applicable listing requirements, the SPDR® S&P® Oil & Gas Exploration & Production ETF would be required to rectify such non-compliance by requesting that the underlying index sponsor modify such underlying index, adopting a new underlying index or obtaining relief from the Securities and Exchange Commission. There can be no assurance that the underlying index sponsor would so modify the underlying index or that relief would be obtained from the Securities and Exchange Commission and, therefore, non-compliance with the continuous listing standards may result in the SPDR® S&P® Oil & Gas Exploration & Production ETF being delisted by the NYSE Arca.
The SPDR® S&P® Oil & Gas Exploration & Production ETF and its Underlying Index are Different and the Performance of the ETF May Not Correlate with the Performance of its Underlying Index
The SPDR® S&P® Oil & Gas Exploration & Production ETF (“ETF”) uses a representative sampling strategy (more fully described under “The Underliers”) to attempt to track the performance of its underlying index. The ETF may not hold all or substantially all of the equity securities included in its underlying index and may hold securities or assets not included in its underlying index. Therefore, while the performance of an ETF is generally linked to the performance of its underlying index, the performance of the ETF is also linked in part to shares of equity securities not included in its underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with SSGA.
Imperfect correlation between an ETF’s portfolio securities and those in its underlying index, rounding of prices, changes to its underlying index and regulatory requirements may cause tracking error, which is the divergence of an ETF’s performance from that of its underlying index.
In addition, the performance of the ETF will reflect additional transaction costs and fees that are not included in the calculation of the underlying index and this may increase the tracking error of the ETF. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the ETF and the underlying index. Finally, because the shares of the ETF are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the ETF may differ from the net asset value per share of the ETF.
For all of the foregoing reasons, the performance of the ETF may not correlate with the performance of its underlying index. Consequently, the return on the notes will not be the same as investing directly the ETF or in the underlying index or in any of the underlier stocks or in any of the underlying index stocks, and will not be the same as investing in a debt security with payments linked to the performance of the underlying index.
An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets
The value of your notes is linked, in part, to the EURO STOXX 50® Index, which is comprised of stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.
The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom has voted to leave the European Union (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.
Your Notes May Not Have an Active Trading Market
Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
The Tax Consequences of an Investment in Your Notes Are Uncertain
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.
The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there may be no interest payments over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.  We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-28 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.  Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.
Your Notes May Be Subject to the Constructive Ownership Rules
There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to all or a portion of your notes. If all or a portion of your notes were subject to the constructive ownership rules, then all or a portion of any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIERS
The EURO STOXX 50® Index
The EURO STOXX 50® Index is a free-float market capitalization-weighted index of 50 European blue-chip stocks and was created by and is sponsored and maintained by STOXX Limited. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the EURO STOXX 50® Index is disseminated on the STOXX Limited website. STOXX Limited is under no obligation to continue to publish the index and may discontinue publication of it at any time. Additional information regarding the EURO STOXX 50® Index may be obtained from the STOXX Limited website: stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.
The top ten constituent stocks of the EURO STOXX 50® Index as of October 1, 2018, by weight, are: Total S.A. (6.24%), SAP SE (4.79%), Siemens AG (3.90%), Sanofi (3.65%), Allianz SE (3.46%), LVMH Moët Hennessy Louis Vuitton SE (3.41%), Unilever N.V. (3.03%), ASML Holding N.V. (2.96%), Bayer AG (2.94%) and BASF SE (2.93%); constituent weights may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically.
As of October 1, 2018, the sixteen industry sectors which comprise the EURO STOXX 50® Index represent the following weights in the index: Automobiles & Parts (4.24%), Banks (11.37%), Chemicals (6.49%), Construction & Materials (2.89%), Food & Beverage (4.49%), Health Care (10.50%), Industrial Goods & Services (11.04%), Insurance (6.64%), Media (0.90%), Oil & Gas (7.97%), Personal & Household Goods (10.15%), Real Estate (0.99%), Retail (3.68%), Technology (10.37%), Telecommunications (4.36%) and Utilities (3.93%); industry weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.
As of October 1, 2018, the eight countries which comprise the EURO STOXX 50® Index represent the following weights in the index: Belgium (2.65%), Finland (1.13%), France (39.44%), Germany (30.85%), Ireland (1.00%), Italy (4.57%), Netherlands (10.37%) and Spain (10.00%); country weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically.
The above information supplements the description of the EURO STOXX 50® Index found in the accompanying general terms supplement no. 1,734. This information was derived from information prepared by the underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the underlier sponsor's website due to subsequent corporate actions or other activity relating to a particular stock. For more details about the EURO STOXX 50® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — EURO STOXX 50® Index” on page S-75 of the accompanying general terms supplement no. 1,734.
The EURO STOXX 50® is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors“), which is used under license. The securities or other financial instruments based on the index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

SPDR® S&P® Oil & Gas Exploration & Production ETF
The shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “ETF”) are issued by the SPDR® Series Trust (the “trust”), a registered investment company. The ETF seeks investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Oil & Gas Exploration & Production Select Industry Index. The ETF trades on the NYSE Arca under the ticker symbol “XOP”. SSGA funds management, Inc. (“SSGA”) currently serves as the investment advisor to the ETF.
We obtained the following fee information from the SPDR® website, without independent verification. SSGA is entitled to receive a management fee from the ETF based on a percentage of the ETF’s average daily net assets at an annual rate of 0.35% of the average daily net assets of the ETF. From time to time, SSGA may waive all or a portion of its fee, although it does not currently intend to do so. SSGA pays all expenses of the ETF other than the management fee, brokerage expenses, taxes, interest, fees and expenses of the independent trustees (including any trustee’s counsel fees), litigation expenses, acquired ETF fees and expenses and other extraordinary expenses. As of September 30, 2018, the gross expense ratio of the ETF was 0.35% per annum.
For additional information regarding the trust or SSGA, please consult the reports (including the Annual Report to Shareholders on Form N−CSR for the fiscal year ended June 30, 2018) and other information the trust files with the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at sec.gov. In addition, information regarding the ETF, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® website at spdrs.com/product/fund.seam?ticker=XOP. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.
Investment Objective and Strategy
The ETF seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Oil & Gas Exploration & Production Select Industry Index (the “index”). The ETF uses a representative sampling strategy to try to achieve its investment objective, which means that the ETF is not required to purchase all of the securities represented in the index. Instead, the ETF may purchase a subset of the securities in the index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the index. Under normal market conditions, the ETF generally invests substantially all, but at least 80%, of its total assets in the securities comprising the index. The ETF will provide shareholders with at least 60 days’ notice prior to any material change in this 80% investment policy. In addition, the ETF may invest in equity securities not included in the index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA).
In certain situations or market conditions, the ETF may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the ETF’s investment objective and is in the best interest of the ETF. For example, the ETF may make larger than normal investments in derivatives to maintain exposure to the index if it is unable to invest directly in a component security.
The board may change the ETF’s investment strategy, index and other policies without shareholder approval. The board may also change the ETF’s investment objective without shareholder approval.
Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.
The ETF’s Holdings and Industrial Sector Classifications
The ETF holds stocks of companies in the oil and gas exploration and production segment of the S&P Total Market Index. As of October 5, 2018, the ETF held stocks of companies in the following sub-industries (with their corresponding weights in the ETF): oil & gas exploration & production (80.94%); oil & gas refining & marketing (13.80%) and integrated oil & gas (5.26%).

As of October 5, 2018, the top ten constituents of the ETF and their relative weights in the ETF were as follows: California Resources Corp (2.05%), Denbury Resources Inc. (2.04%), WPX Energy Inc. Class A (1.90%), Continental Resources Inc. (1.88%), Concho Resources Inc. (1.87%), Marathon Oil Corporation (1.87%), Diamondback Energy Inc. (1.87%), Energen Corporation (1.87%), Chesapeake Energy Corporation (1.87%) and EOG Resources Inc. (1.86%).
Correlation
Although SSGA seeks to track the performance of the index (i.e., achieve a high degree of correlation with the index), the ETF’s return may not match the return of the index. The ETF incurs a number of operating expenses not applicable to the index, and incurs costs in buying and selling securities. In addition, the ETF may not be fully invested at times, generally as a result of cash flows into or out of the ETF or reserves of cash held by the ETF to meet redemptions. SSGA may attempt to replicate the index return by investing in fewer than all of the securities in the index, or in some securities not included in the index, potentially increasing the risk of divergence between the ETF’s return and that of the index.
As of September 30, 2018, the SPDR® website gave the following performance figures for the market value return of the ETF’s shares (which is based on the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the ETF are listed for trading, as of the time that the ETF's NAV is calculated, and is before tax) and the index return (in each case on an annualized basis):
Period	1 year	3 years	5 years	Since inception*
ETF’s shares	27.86%	10.65%	-7.09%	2.90%
Index	28.23%	10.89%	-7.01%	3.07%
*June 19, 2006.
Industry Concentration Policy
The ETF’s assets will generally be concentrated in an industry or group of industries to the extent that the index concentrates in a particular industry or group of industries.By focusing its investments in a particular industry or sector, financial, economic, business, and other developments affecting issuers in that industry, market, or economic sector will have a greater effect on the ETF than if it had not focused its assets in that industry, market, or economic sector, which may increase the volatility of the ETF.
Share Prices and the Secondary Market
The trading prices of shares of the ETF will fluctuate continuously throughout trading hours based on market supply and demand rather than the ETF’s net asset value, which is calculated at the end of each business day. The trading prices of the ETF’s shares may differ (and may deviate significantly during periods of market volatility) from the ETF’s daily net asset value. The indicative optimized portfolio value (“IOPV”) of the shares of the ETF is disseminated every fifteen seconds throughout the trading day by NYSE Arca. The IOPV calculations are based on estimates of the value of the ETF’s net asset value per share using market data converted into U.S. dollars at the current currency rates and is based on quotes and closing prices from the securities’ local market and may not reflect events that occur subsequent to the local market’s close. Premiums and discounts between the IOPV and the market price may occur. This should not be viewed as a “real-time” update of the net asset value per share of the ETF, which is calculated only once a day. In addition, the issuance or redemption of ETF shares to or from certain institutional investors, which are done only in large blocks of at least 50,000, may cause temporary dislocations in the market price of the shares.
The Underlying Index
The S&P Oil & Gas Exploration & Production Select Industry Index (Bloomberg ticker SPSIOPTR) is managed by S&P Dow Jones Indices LLC (“S&P”) and is a modified equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that are classified under the Global Industry Classification Standard (“GICS®”) in the integrated oil & gas, oil & gas exploration & production and oil & gas refining & marketing sub-industries. The S&P Total Market Index tracks all eligible U.S. common stocks listed on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX and IEX. The index is one of the 21 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal-weighted index is one where every stock or company has the same weight in the index. As such, the index must be rebalanced from time to time to re-establish the proper weighting.
The ETF tracks the performance of the total return version of the index. A total return index represents the total return earned in a portfolio that tracks the price index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation is that, with respect to the price return calculation, changes in the index level reflect changes in stock prices, whereas with respect to the total return calculation of the index, changes in the index level reflect both movements in stock prices and the reinvestment of dividend income. Notwithstanding that the ETF tracks the performance of the total return version of the index, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.
Eligibility for Inclusion in the Index
Selection for the index is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the index. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed only in one sector. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.
To be eligible for inclusion in the index, stocks must be in the S&P Total Market Index and satisfy the following combined size and liquidity criteria: (i) a float-adjusted market capitalization above $500 million with a float-adjusted liquidity ratio above 90% or (ii) a float-adjusted market capitalization above $400 million with a float-adjusted liquidity ratio above 150%. The float-adjusted liquidity ratio is defined as the dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the index’s rebalancing reference date.
All stocks in the related GICS® sub-industries satisfying the above requirements are included in the index and, the total number of stocks in the index should be at least 35. If there are fewer than 35 stocks in the index, the market capitalization requirements may be relaxed to reach at least 22 stocks.
With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.
Current Composition of the Index
As of October 5, 2018, the index held stocks of companies in the following sub-industries (with their corresponding weights in the ETF): oil & gas exploration & production (80.94%); oil & gas refining & marketing (13.80%) and integrated oil & gas (5.26%).
As of October 5, 2018, the top ten constituents of the index and their relative weights in the index were as follows: California Resources Corp (2.05%), Denbury Resources Inc. (2.04%), WPX Energy Inc. Class A (1.90%), Continental Resources Inc. (1.88%), Energen Corporation (1.88%), Concho Resources Inc. (1.87%), Marathon Oil Corporation (1.87%), Diamondback Energy Inc. (1.87%), Chesapeake Energy Corporation (1.87%) and EOG Resources Inc. (1.86%).
Calculation of the Total Return of the Index
The total return calculation begins with the price return of the index. The price return index is calculated as the index market value divided by the divisor. Given the index is an equal-weighted index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.
A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the index multiplied by the float adjusted market value of such stock on such rebalancing date.
Adjustments are also made to ensure that no stocks in the index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. The maximum basket liquidity weight for each stock in the index will be calculated using the ratio of its three-month mean daily value traded to a theoretical portfolio value of $2 billion. Each stock’s weight in the index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the index contains exactly 22 companies as of the rebalancing effective date, the index will be equally weighted without basket liquidity constraints.
If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the primary listing (generally the most liquid share line). In the event that a company issues a secondary share class to the index share class holders by means of a mandatory distribution, the newly issued share class line will be added to the index on the distribution ex-date, provided that the distributed class is not considered to be de minimis. Both share class lines will then remain in the index until the next rebalancing, at which time only the primary share class line will be considered for continued inclusion.
The index is calculated by using the divisor methodology used in all S&P’s equity indices. The initial divisor was set to have a base value of 1,000 on December 17, 1999. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the index comparable over time and is one manipulation point for adjustments to the index, which we refer to as maintenance of the index.
Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the index is calculated by multiplying the per share dividend by the number of shares included in the index. Dividends are reinvested in the index after the close on the ex-date for such dividend. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next, the daily total return of the index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.
Maintenance of the Index
The composition of the index is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for float-adjusted market capitalization and float-adjusted liquidity ratio is the last trading day of the previous month. The reference date for GICS® classification is as of the rebalancing effective date. Existing stocks in the index are removed at the quarterly rebalancing if either their float-adjusted capitalization falls below $300 million or their float-adjusted liquidity ratio falls below 50%. A stock will also be deleted from the index if the S&P Total Market Index deletes that stock. Stocks are added between rebalancings only if a company deletion causes the number of stocks in the index to fall below 22. The newly added stock will be added to the index at the weight of the deleted stock. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made. At the next rebalancing, the index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a stock does not belong to the oil &

gas exploration & production sub-industry or another qualifying sub-industry after the classification change, it is removed from the index on the next rebalancing date. In the case of a merger involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements.  The merged entity will be added to the index at the weight of the stock deemed to be the surviving stock in the transaction (i.e. the surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities).
Adjustments are made to the index in the event of certain corporate actions relating to the stocks included in the index, such as spin-offs, rights offerings, stock splits and special dividends, as specified below.
The table below summarizes the types of index maintenance adjustments:
Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Spin-Off
The spin-off company is added to the index on the ex-date at a price of zero. In general and subject to certain exceptions, both the parent company and spin-off companies will remain in the index until the next index rebalancing, regardless of whether they conform to the theme of the index.
No
Rights Offering
Price is adjusted to equal (i) price of parent company minus (ii) price of rights subscription divided by the rights ratio. Index shares change so that the company’s weight remains the same as its weight before the rights offering.
No
Stock split (e.g., 2-for-1), stock dividend or reverse stock split	Index shares multiplied by split factor (i.e., 2); stock price divided by split factor (i.e., 2)	No
Share issuance or share repurchase	None.	No
Special dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes
Unexpected Exchange Closures
An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.
To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.
NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.
3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.
If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:

Market Disruption Prior to Open of Trading:
(i)     If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.
(ii)   If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.
Market Disruption Intraday:
(i)     If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.
Historical Closing Levels of the Underliers
The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of any underlier during the period shown below is not an indication that such underlier is more or less likely to increase or decrease at any time during the life of your notes.
You should not take the historical closing levels of an underlier as an indication of the future performance of an underlier.  We cannot give you any assurance that the future performance of any underlier or the underlier stocks will result in you receiving any coupon payments or receiving the outstanding face amount of your notes on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the underliers.  Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes.  The actual performance of an underlier over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.
The graphs below show the daily historical closing levels of each underlier from October 19, 2008 through October 19, 2018.  We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification.

Historical Performance of the EURO STOXX 50® Index

Historical Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.
The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc.  In addition, it is the opinion of Sidley Austin llp that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.
This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a regulated investment company;
•	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
•	a tax exempt organization;
•	a partnership;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders
This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:
•	a citizen or resident of the United States;

•	a domestic corporation;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as income-bearing pre-paid derivative contracts in respect of the underliers. Except as otherwise stated below, the discussion below assumes that the notes will be so treated.
Coupon payments that you receive should be included in ordinary income at the time you receive the payment or when the payment accrues, in accordance with your regular method of accounting for U.S. federal income tax purposes.
Upon the sale, exchange, redemption or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or maturity (excluding any amounts attributable to accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes.  Such capital gain or loss should generally be short-term capital gain or loss if you hold the notes for one year or less, and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.
In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could possibly apply to all or a portion of your notes. If all or a portion of your notes were subject to the constructive ownership rules, then all or a portion of any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long- term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.
No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
Alternative Treatments.  There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.
Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule.  This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any income you recognize upon the sale, exchange, redemption or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.
If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.
It is possible that the Internal Revenue Service could assert that your notes should generally be characterized as described above, except that (1) the gain you recognize upon the sale, exchange, redemption or maturity of your notes should be treated as ordinary income or (2) you should not include the coupon payments in income as you receive them but instead you should reduce your basis in your notes by the amount of coupon payments that you receive. It is also possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.
It is also possible that the Internal Revenue Service could seek to characterize your notes as notional principal contracts.  It is also possible that the coupon payments would not be treated as either ordinary income or interest for U.S. federal income tax purposes, but instead would be treated in some other manner.
You should consult your tax advisor as to possible alternative characterizations of your notes for U.S. federal income tax purposes.
Possible Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there may be no interest payments over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.
In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.
It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued.  You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.
United States Alien Holders
This section applies to you only if you are a United States alien holder.  You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•	a nonresident alien individual;
•	a foreign corporation; or
•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.
Because the U.S. federal income tax treatment (including the applicability of withholding) of the coupon payments on the notes is uncertain, in the absence of further guidance, we intend to withhold on the coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not make payments of any additional amounts. To claim a reduced treaty rate for withholding, you generally must provide a valid Internal Revenue Service Form W-8BEN, Internal Revenue Service Form W-8BEN-E, or an acceptable substitute form upon which you certify, under penalty of perjury, your status as a U.S. alien holder and your entitlement to the lower treaty rate. Payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the coupon payments were characterized as contract fees). Withholding also may not apply to coupon payments made to you if: (i) the coupon payments are “effectively connected” with your conduct of a trade or business in the United States and are includable in your gross income for U.S. federal income tax purposes, (ii) the coupon payments are attributable to a permanent establishment that you maintain in the United States, if required by an applicable tax treaty, and (iii) you comply with the requisite certification requirements (generally, by providing an Internal Revenue Service Form W-8ECI). If you are eligible for a reduced rate of United States withholding tax, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.
“Effectively connected” payments includable in your United States gross income are generally taxed at rates applicable to United States citizens, resident aliens, and domestic corporations; if you are a corporate United States alien holder, “effectively connected” payments may be subject to an additional “branch profits tax” under certain circumstances.
You will also be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation – Taxation of Debt Securities – United States Alien Holders” in the accompanying prospectus.
Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.
As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their tax advisors in this regard.
In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any coupon payments and any amounts you receive upon the sale, exchange, redemption or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the stocks included in the

EURO STOXX 50® Index or on the ETF during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to any coupon payment or the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2021, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for United States alien holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.
 Foreign Account Tax Compliance Act (FATCA) Withholding
Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange, redemption or other disposition of the notes made before January 1, 2019.

VALIDITY OF THE NOTES AND GUARANTEE
In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., the related guarantee offered by this pricing supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 10, 2017, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 10, 2017.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-11
The Underliers	PS-19
Supplemental Discussion of Federal Income Tax Consequences	PS-28
Validity of the Notes and Guarantee	PS-33

General Terms Supplement No. 1,734 dated July 10, 2017

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-16
The Underliers	S-36
S&P 500® Index	S-40
MSCI Indices	S-46
Hang Seng China Enterprises Index	S-55
Russell 2000® Index	S-61
FTSE® 100 Index	S-69
EURO STOXX 50® Index	S-75
TOPIX	S-82
The Dow Jones Industrial Average®	S-87
The iShares® MSCI Emerging Markets ETF	S-91
Use of Proceeds	S-94
Hedging	S-94
Employee Retirement Income Security Act	S-95
Supplemental Plan of Distribution	S-96
Conflicts of Interest	S-98

Prospectus Supplement dated July 10, 2017

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-15
United States Taxation	S-18
Employee Retirement Income Security Act	S-19
Supplemental Plan of Distribution	S-20
Validity of the Notes and Guarantees	S-21

Prospectus dated July 10, 2017

Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	8
Use of Proceeds	11
Description of Debt Securities We May Offer	12
Description of Warrants We May Offer	45
Description of Units We May Offer	60
GS Finance Corp	65
Legal Ownership and Book-Entry Issuance	67
Considerations Relating to Floating Rate Debt Securities	72
Considerations Relating to Indexed Securities	73
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	74
United States Taxation	77
Plan of Distribution	92
Conflicts of Interest	94
Employee Retirement Income Security Act	95
Validity of the Securities and Guarantees	95
Experts	96
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	96
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	96

$1,108,000

GS Finance Corp.

Callable Contingent Coupon Underlier-Linked Notes due 2021

guaranteed by
The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC